PROSPECTUS SUPPLEMENT	Filed Pursuant to Rules 424(b)(3) and (c)
dated July 1, 2005	File No. (333-117441)
(to Prospectus dated July 29, 2004)

56,844,376 Shares

AVANEX CORPORATION

Common Stock

This prospectus supplement amends and supplements the prospectus dated July 29, 2004 (as supplemented by prospectus supplements dated October 1, 2004, January 6, 2005, and April 6, 2005) included in a registration statement that we filed with the SEC using the “shelf” registration process. It relates to the public offering, which is not being underwritten, of 56,844,376 shares of our common stock which may be offered and sold from time to time by the selling stockholders named in the prospectus.

The “Selling Stockholders” section of the prospectus is hereby modified to include in the last column of the Selling Stockholder table certain shares that are beneficially owned by each of the selling stockholders, which shares were previously subject to restrictions on transfer pursuant to a stockholders’ agreement between Avanex Corporation, Alcatel and Corning Incorporated, and which shares were subsequently released from such restrictions. The “Selling Stockholders” section of the prospectus is also hereby modified to reflect the beneficial ownership percentage of the selling stockholders as of June 29, 2005.

The “Selling Stockholders” section contained in this prospectus supplement amends and restates in its entirety the “Selling Stockholders” section contained in the prospectus (as supplemented by prospectus supplements dated October 1, 2004, January 6, 2005, and April 6, 2005). This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus except to the extent that the information contained herein supersedes the information contained in the prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

In July 2003, we issued 35,369,834 shares of our common stock to Alcatel and 21,474,542 shares of our common stock to Corning Incorporated in connection with our acquisitions of the optical components businesses of Alcatel and Corning. In connection with these transactions we also entered into a stockholders’ agreement with Alcatel and Corning that contains, among other things, certain restrictions on the sale of the shares owned by Alcatel, Corning and certain transferees of Alcatel and Corning. Pursuant to the stockholders’ agreement, the selling stockholders listed below may sell up to an aggregate of 12,758,404 shares of our common stock between July 1, 2005, and September 30, 2005, pursuant to this prospectus. An aggregate of 28,422,190 shares of common stock beneficially owned by the selling stockholders will continue to be subject to restrictions on transfer pursuant to the stockholders’ agreement. After September 30, 2005, the selling stockholders will be permitted to dispose of their remaining shares acquired from Avanex. We have registered all 56,844,376 shares of common stock on behalf of the selling stockholders, but pursuant to this prospectus, the selling stockholders may only sell that number of shares of our common stock listed in the column of the table below entitled “Number of Shares Which May Be Sold Pursuant to This Prospectus.” A prospectus supplement will be filed to reflect changes in the number of shares offered by the individual selling stockholders as a result of the expiration of the restrictions on transfer described above.

Pursuant to the stockholders’ agreement, Avanex has agreed that, so long as Corning owns five percent (5%) or more of the outstanding shares of Avanex common stock, Avanex will use reasonable efforts to have an individual designated by Corning elected to the Board of Directors of Avanex. Dr. Joseph Miller, Executive Vice President and Chief Technology Officer of Corning, currently serves on the Board of Directors of Avanex as the Corning designee. In addition, pursuant to the stockholders’ agreement, until the earlier of July 31, 2008 or the time that Alcatel or Corning, individually, beneficially owns less than five percent (5%) of the outstanding voting securities of Avanex, each of Alcatel and Corning has the right to purchase its pro rata share of any new securities to be issued by Avanex on substantially the same terms and conditions of the proposed issuance, with certain exceptions.

In connection with our acquisition of the optical components business of Alcatel, we entered into an intellectual property license agreement, supply agreement, frame purchase agreement and transition services agreement with Alcatel. Pursuant to the intellectual property agreement, Alcatel licenses certain intellectual property to us, and we license certain intellectual property to Alcatel. Pursuant to the supply agreement and frame purchase agreement, among other things, Alcatel agreed to purchase seventy percent (70%) of its requirements for certain qualified products from us for a period of three (3) years, provided that we remain competitive with respect to these products. Products sold to Alcatel accounted for approximately 30% of our net revenue during the fiscal year ended June 30, 2004 and accounted for approximately 36% of our net revenue during the nine-month period ended March 31, 2005. Pursuant to the transition services agreement, Alcatel agreed to provide certain services to us, and we paid Alcatel approximately $4.2 million during the fiscal year ended June 30, 2004 and approximately $3.9 million during the nine-month period ended March 31, 2005, for such services. In addition, during the fiscal year ended June 30, 2004 and during the nine-month period ended March 31, 2005, we purchased approximately $4.0 million and $5.1 million, respectively, of raw materials and components from Alcatel.

In connection with our acquisition of the optical components business of Corning, we entered into an intellectual property rights agreement, optical fiber supply contract, real property sublease and transition services agreement with Corning. Pursuant to the intellectual property rights agreement, Corning assigned certain intellectual property to us, Corning licenses certain intellectual property to us, and we license certain intellectual property to Corning. Pursuant to the optical fiber supply contract, among other things, we agreed to purchase our requirements for certain dispersion compensating optical fiber from Corning for a period of four (4) years, provided that Corning remains competitive with respect to these products. During the fiscal year ended June 30, 2004 and during the nine-month period ended March 31, 2005, we purchased approximately $23.7 million and $3.3 million, respectively, of raw materials and components from Corning. Pursuant to the sublease, we lease a property consisting of approximately 279,000 square feet in Erwin Park, New York, from Corning. Pursuant to the transition services agreement, among other things, Corning agreed to provide certain services to us until July 31, 2004. We paid Corning approximately $2.7 million during the fiscal year ended June 30, 2004, for such services.

The following table sets forth the number of shares owned by each of the selling stockholders as of June 29, 2005, and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described above or as a result of the ownership of the shares or other securities of Avanex. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares except for the provisions contained in the stockholders’ agreement. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Name of Selling Stockholder	Shares Beneficially Owned (1)	Percentage (1)	Number of Shares Which May Be Sold Pursuant to This Prospectus (2)(3)
Alcatel Participations	28,295,868	19.52%	10,610,950
Corning Incorporated	12,884,726	8.89%	2,147,454

TOTAL	41,180,594		12,758,404

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power and also any shares which an individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Each selling stockholder has sole voting and investment power with respect to its shares of common stock. Percentage of beneficial ownership is based on 144,924,308 shares of common stock outstanding as of June 29, 2005.

(2)	The registration statement of which this prospectus is a part also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(3)	Does not include an aggregate of 28,422,190 shares of common stock beneficially owned by Alcatel and Corning Incorporated that are subject to restrictions on transfer described in the first paragraph of the section entitled “Selling Stockholders” above. These 28,422,190 shares of common stock have been registered pursuant to a registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, but such shares are not included in this column of the table. A prospectus supplement will be filed to reflect changes in the number of shares offered by the individual selling stockholders as a result of the expiration of the restrictions on transfer described above.